Exhibit 99.9

Schroder Investment Management Limited 31 Gresham Street, London EC2V 7QA Tel: 020 7658 6000 Fax: 020 7658 6965 www.schroders.com

CONFIDENTIAL

To:	CGI Group Holdings Europe Limited (the “Offeror”)

Broadlands House

Primett Road

Stevenage

Hertfordshire

SG1 3EE

31 May 2012

Dear Sirs,

Proposed Offer for Logica plc (the “Target”)

1.	We understand that:

(a)	the Offeror intends to acquire the issued and to be issued share capital of the Target by way of a scheme of arrangement under part 26 of the Companies Act 2006 (the “Offer”). All references in this letter to the Offer shall mean this intended offer, whether made by or on behalf of the Offeror or any of its subsidiaries (and, if made by or on behalf of a subsidiary, all references to the “Offeror” shall be deemed to include that subsidiary), whether made by scheme of arrangement or takeover offer made pursuant to section 974 of the Companies Act 2006, and shall include any revision or variation In the terms of this offer which represents, in our opinion, no diminution in the value of the Offer, whether voluntary or mandatory; and

(b)	the Offer will be substantially no less than 105 pence for each Share (as defined below) on the terms and conditions set out or referred to in the draft press announcement, a copy of which is attached hereto as Schedule 2, (the “Press Announcement”) together with such additional terms and conditions as may be required to comply with The City Code on Takeovers and Mergers (the “City Code”); and/or the requirements of the Financial Services Authority acting in its capacity as the United Kingdom Listing Authority; and/or The London Stock Exchange; and/or as are customarily included in offers made under the City Code. Capitalised terms used and not defined in this letter have the meanings given to them in the Press Announcement.

2.	We, Schroder Investment Management Limited, act on our own behalf and/or on behalf of our Associates as discretionary investment managers on behalf of clients who are the beneficial holders of the Shares (as defined below). For the purposes of this letter “Associates” shall be defined as a subsidiary, ultimate holding company and any subsidiary thereof (“holding company” and “subsidiary” having the meaning given in section 1159 of the Companies Act 2006).

Registered Office at the above address. Registered number 1893220 England

Authorised and regulated by the Financial Services Authority. For your security, communications may be taped or monitored.

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2.	We, Schroder Investment Management Limited, act on our own behalf and/or on behalf of our Associates as discretionary investment managers on behalf of clients who are the beneficial holders of the Shares (as defined below). For the purposes of this letter “Associates” shall be defined as a subsidiary, ultimate holding company and any subsidiary thereof (“holding company” and “subsidiary” having the meaning given in section 1159 of the Companies Act 2006).

3.	In consideration of the Offeror agreeing to make the Offer, we hereby irrevocably undertake, represent and warrant to the Offeror that subject to the Press Announcement being released no later than 5:00 p.m. (London time) on June 1, 2012 (or such other date as the Target and the Offeror may agree) and subject to paragraphs 4(a) and 5 and the other provisions of this letter:

(a)	we and/or our Associates act in the capacity referred to in paragraph 2 above, and, so far as we are aware, we and/or our Associates have all relevant rights and authority:

(i)	to vote in favour of or accept (or procure the acceptance of) the Offer in respect of the number of ordinary shares in the issued share capital of the Target set out in the Schedule attached to this letter as Schedule 1 (the “Shares”), which expression shall include any other shares in the Target issued after the date hereof and attributable to or derived from such Shares and held by such clients; and

(ii)	where relevant, to transfer the Shares free from all liens, charges, options, equitable interests and encumbrances and together with all rights attaching to them, subject to the terms of the Offer, including the right to all dividends and other distributions (if any) declared, made or paid after the date of this undertaking.

(b)	If the Offer is implemented by way of a scheme of arrangement, we and/or our Associates will:

(i)	procure that the registered holders shall, in person or by proxy, cast all votes (whether on a show of hands or a poll) in relation to the Shares at the Court Meeting and the General Meeting in favour of the resolutions to approve the Offer, together with any resolutions set out in the document containing details of the Scheme (the “Scheme Document”) (all such resolutions being, together the “Resolutions”) and against any resolution or proposal to adjourn the Court Meeting or the General Meeting unless such adjournment is requested by the Offeror; and

(ii)

after the despatch of the Scheme Document (and without prejudice to our right to attend and vote at the Court Meeting and the General Meeting), arrange for the return of the signed Forms of Proxy (completed and signed and voting in favour of the Resolutions) in accordance with the instructions printed on the Forms of Proxy before the deadline for receipt of the Forms of Proxy and, once

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delivered, not to revoke such Forms of Proxy (either in writing or by attendance at a meeting).

(c)	If, for any reason, the Offeror, with the consent of the Panel on Takeovers and Mergers, switches the Offer from a scheme of arrangement to a takeover offer, not later than the first closing date of the Offer as set down in the formal documentation containing the offer (the “Offer Document”) despatched to the shareholders of the Target (or as soon as reasonably practicable after we and/or our Associates become holders of the Shares) we and/or Associates will procure the acceptance of the Offer in accordance with its terms in respect of all the Shares and procure the delivery of a duly completed form of acceptance, together with the share certificate(s) and/or other document(s) of title and/or evidence of authority in accordance with the terms of the Offer, in accordance with the procedures set out in the Offer Document.

(d)	unless and until the Offer (whether implemented by scheme of arrangement or takeover offer) lapses or is withdrawn, and subject further to paragraphs 4(a) and 5 below, we and/or our Associates will not (and we and/or our Associates will procure that the registered holder of the Shares will not):

(i)	sell, transfer, charge, encumber, pledge or grant any option over or otherwise dispose of, or permit the sale, transfer, charging or other disposition or creation of any other encumbrance or pledge or the grant of any option over all or any of such Shares or interest in any of the Shares except to the Offeror;

(ii)	accept or give any undertaking to accept (whether conditional or unconditional) any other offer in respect of any of the Shares (whether it is conditional or unconditional and irrespective of the means by which it is to be implemented);

(iii)	withdraw the acceptance referred to in paragraph 3(b) or, if applicable 3(c), above in respect of any of the Shares even though we and/or our Associates or the registered holder may become entitled to withdraw it under the rules of the City Code or any provision in the Offer Document giving effect to the City Code and shall procure that no right to withdraw any acceptance in respect of such Shares is exercised; or

(iv)	without the consent of the Offeror, requisition or join in requisitioning any general or class meeting of the Target.

(e)	subject to law or regulation, this undertaking may be disclosed in accordance with Rule 2.7 and Rule 2.11 of the City Code and the Press Announcement may incorporate a reference to us and our Associates and this undertaking substantially in the terms set out in the attached draft Press Announcement and, in accordance with the rules of the City Code, will be referred to in the Scheme Document or Offer Document (as the case may be) and will be available for inspection while the Offer is open for acceptance.

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(f)	subject to law or regulation, upon reasonable request by the Offeror, we and/or our Associates will supply to the Offeror for inclusion in the Scheme Document or. Offer Document (as the case may be) details (as required by Rule 24.4 of the City Code) of:

(i)	our or our Associates’ interests in securities of the Target; and

(ii)	all our and/or our Associates’ dealings in securities of the Target since May 31, 2011.

4.	The following additional provisions apply to this undertaking:

(a)	all obligations under this undertaking will lapse and we will and/or our Associates will cease to be bound by or liable under the undertakings, warranties and representations set out herein if:

(i)	the Press Announcement is not released by the time and date set out in paragraph 3 above;

(ii)	the Scheme Document or Offer Document, as the case may be, has not been posted within 28 days after the Press Announcement (or within such longer period as the Offeror, with the consent of the Panel on Takeovers and Mergers, determines being not more than eight weeks after the Press Announcement);

(iii)	in the event that the Offer is implemented pursuant to a scheme of arrangement, the scheme terminates or lapses in accordance with its terms or otherwise becomes incapable of ever becoming effective, provided that the Offeror has not, within twelve days of the scheme having so terminated or lapsed, announced in accordance with Rule 2 of the City Code that it intends to implement the Offer by way of a takeover offer or any new scheme of arrangement;

(iv)	in the event that the Offer is implemented by way of a takeover offer, the offer is withdrawn or lapses;

(v)	a third party in accordance with Rule 2.7 of the City Code, announces a firm intention to make or makes a general offer (howsoever structured) which is not a pre-conditional offer within the meaning of Rule 13.3 of the Code to acquire the whole of the issued and to be issued ordinary share capital of the Target on terms which represent an improvement of 10 per cent, on the value of the consideration offered under the Offer as at the date on which such offer is announced unless the Offeror has announced an improvement to the terms of the Offer within seven days of such third party offer being announced such that the terms of the improved Offer are (in our reasonable opinion) at least as favourable as under the third party offer; or

(vi)	any of the circumstances set out in paragraph 5 below occur.

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If this undertaking lapses, the Offeror shall have no claim against us and/or our Associates and we and/or our Associates shall have no liability to you except in the event of fraud on the part of us and/or our Associates or in the event of a breach of this undertaking prior to such lapse;

(b)	any time, date or period mentioned in this letter may be extended by mutual agreement in writing between the parties but as regards any time, date or period originally fixed or so extended, time shall be of the essence; and

(c)	we confirm for ourselves and on behalf of our Associates that we and they are not interested in any shares or other securities of the Target other than those of which details are set out in Schedule 1 to this letter.

5.	Notwithstanding anything contained in this letter, we retain the right to transfer the Shares (or any of them) to any replacement fund manager (not being an Associate of ours) or custodian nominated by our client(s) in circumstances where such client(s) has/have terminated our professional relationship in respect of the Shares or where our relationship continues but our client has changed the investment mandate that we have so that our holding the Shares is no longer consistent with the new mandate or if we are instructed otherwise by our client(s) in respect of the Shares. In either of these cases and save in respect of any prior breach of this undertaking, the irrevocable undertaking and obligations herein will lapse and we and/or our Associates shall not be bound by or liable under any undertaking, representation or warranty herein in respect of the relevant shares. Nothing in this undertaking prevents us from selling the Shares (or any of them) to the Offeror.

6.	Save as set out in paragraphs 3(e) and (f) above, the giving and contents of this irrevocable undertaking are confidential and may not be disclosed to any third party, unless:

(i)	the consent of both parties has been obtained;

(ii)	a party is required to do so by law or the rules of any regulatory body to which such party is obliged to adhere, in which case the party proposing to make such disclosure will, so far as reasonably practicable, consult with and take into account the reasonable requirements of the other as to the timing and content of any such disclosure; or

(iii)	the information is disclosed to an agent or adviser of either party in connection with the Offer and such party agrees to be bound by these confidentiality provisions.

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7.	This letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law and we submit to the jurisdiction of the English courts for all purposes in relation to this letter.

Yours faithfully,

For and on behalf of Schroder Investment Management Limited

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SCHEDULE 1

The Shares

232,291,961 ordinary 10 pence shares in the issued share capital of the Target, which as at the date of this undertaking are beneficially owned by clients of us or our Associates.

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SCHEDULE 2

Draft Press Announcement